Exhibit 99.1




                              FOR IMMEDIATE RELEASE


Contacts:
Investors:  (U.S.)        Investors:  (Europe)              Media:
Jack Howarth              Emer Reynolds                     Sunny Uberoi
Ph:  212-407-5740         Ph:      353-1-709-4000           Ph:  212-994-8206
     800-252-3526                  00800 28352600                800-252-3526


                    ELAN REPURCHASES 40% OF OUTSTANDING LYONS

Dublin, Ireland, JUNE 13, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced that, through early June 2003, it repurchased approximately $524 million in principal amount at maturity of its Liquid Yield Option(TM) Notes due 2018 ("LYONs") through a number of separate, privately negotiated transactions. The repurchases represented approximately 40% of the LYONs outstanding at the beginning of the year. The aggregate purchase price of the LYONs was approximately $310 million, representing a discount of approximately 4% to the accreted value of the LYONs at December 14, 2003 of approximately $323 million. As a result of all the repurchases, the aggregate purchase price of the LYONs at December 14, 2003 has been reduced from approximately $1,013 million to approximately $494 million.

After taking account of all repurchases completed since the fourth quarter of 2002, Elan has repurchased a total of $842 million in principal amount at maturity of the LYONs, representing approximately 51% of the originally issued LYONs, at a cost of approximately $460 million. Holders of the LYONs may require Elan to purchase all or a portion of their LYONs on December 14, 2003 at a price equal to the issue price of the LYONs plus all accrued original issue discount through the purchase date. Elan may, at its option, elect to pay the purchase price for the LYONs in cash, by the delivery of ADSs, or any combination of cash and ADSs. Elan may repurchase additional LYONs in the future and any such repurchases may be material.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.


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Elan Repurchases 40% of Outstanding LYONs
Page 2


This document contains forward-looking statements about Elan's repurchases of its Liquid Yield Option(TM) Notes. Any such repurchases by Elan, and the timing and amount of those repurchases, will be dependent upon many factors and involve substantial uncertainties. Among the factors that could cause actual results to differ materially from those described herein are the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements. A further list and description of risks, uncertainties and other matters that could cause actual results to differ materially from those described herein can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its subsequent Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.